SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED **DECEMBER 31, 2006**

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____ TO _______

Commission file number 1-3701

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION
(Full Title of the Plan)

AVISTA CORPORATION
1411 East Mission Avenue
Spokane, Washington 99202-2600
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE INVESTMENT AND EMPLOYEE STOCK
OWNERSHIP PLAN FOR EMPLOYEES OF
AVISTA CORPORATION

Financial Statements

Attached are the Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

See Exhibit Index on page 2-1.

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION

Financial Statements and Report of Independent Registered Public Accounting Firm

December 31, 2006 and 2005

AVISTA Corp.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Contents

LeMASTER & DANIELS PLLC

SPOKANE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA
BOISE

ACCOUNTING
AND
CONSULTING
SERVICES

MEMBER OF
McGLADREY
NETWORK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Compensation & Organization Committee
Investment and Employee Stock
Ownership Plan for Employees of
Avista Corporation
Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation (Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LeMaster & Daniels PLLC

Spokane, Washington
June 6, 2007

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Statements of Net Assets Available for Benefits

	December 31, 2006	December 31, 2005
ASSETS:		
Investments, at fair value:		
Common and preferred stock	$ 46,042,618	$ 45,324,362
Mutual funds	177,199,617	136,551,791
Common/collective trust	34,709,212	29,689,109
Participant loans	3,042,440	2,840,569
Total investments	260,993,887	214,405,831
Receivables:		
Employer contributions	373,752	303,119
Employee contributions	373,842	292,604
Other	8,961	32,366
	756,555	628,089
Total assets	261,750,442	215,033,920
LIABILITIES:		
Broker payable for unsettled trades	27,679	11,475
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	261,722,763	215,022,445
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	333,995	391,529
NET ASSETS AVAILABLE FOR BENEFITS	$ 262,056,758	$ 215,413,974

See accompanying notes to financial statements.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Statement of Changes in Net Assets Available for Benefits — Year Ended December 31, 2006

		401(k) and Allocated ESOP
ADDITIONS:		
Investment income:		
Interest and dividends		$ 10,203,503
Net appreciation in fair value of investments		32,464,608
		42,668,111
Contributions:		
Employer	$ 4,416,623	
Employee	10,589,897	
Rollovers	780,784	
		15,787,304
		58,455,415
DEDUCTIONS:		
Benefits paid to participants	11,672,000	
Administrative expenses	140,631	
		11,812,631
NET INCREASE		46,642,784
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year		215,413,974
End of year		$ 262,056,758

See accompanying notes to financial statements.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

	401(k) and Allocated ESOP	Unallocated ESOP	Total
ADDITIONS:			
Investment income:			
Interest and dividends	$ 6,741,433	$ 104,197	$ 6,845,630
Net appreciation in fair value of investments	5,942,268	3,505	5,945,773
	12,683,701	107,702	12,791,403
Contributions:			
Employer	3,625,836	399,038	4,024,874
Employee	9,510,486	-	9,510,486
Rollovers	1,098,218	-	1,098,218
	14,234,540	399,038	14,633,578
Allocation of 18,448 shares of Avista Corp. common stock, at market	329,482	-	329,482
	27,247,723	506,740	27,754,463
DEDUCTIONS:			
Benefits paid to participants	11,185,503	-	11,185,503
Administrative expenses	71,236	-	71,236
Interest expense	-	11,762	11,762
Allocation of 18,448 shares of Avista Corp. common stock, at market	-	329,482	329,482
	11,256,739	341,244	11,597,983
NET INCREASE	15,990,984	165,496	16,156,480
NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS:			
Beginning of year	199,422,990	(165,496)	199,257,494
End of year	$ 215,413,974	$ -	$ 215,413,974

See accompanying notes to financial statements.

NOTE 1 —DESCRIPTION OF THE PLAN:

The following description of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation (Plan) provides only general information. Participants should refer to the Plan document for a more complete description.

a. *General* – Effective January 1, 1984, Avista Corporation (Corporation) established an Employee Investment Plan under Section 401(k) of the Internal Revenue Code as a supplemental plan to the Retirement Plan for Employees of Avista Corporation. The Plan, which was restated effective January 1, 2002, is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all statutory revisions thereto. The purpose of this Plan, in which participation is voluntary, is to encourage employees to systematically save a portion of their current compensation and to supplement their savings with contributions from the Corporation. Employees are eligible to participate in the Plan after their first pay period following employment. All employees of Avista Corporation, Avista Utilities, Avista Advantage, and Avista Energy (collectively, "Company" or "Avista") are eligible to participate in the Plan. Employees are eligible to participate in the Plan after their first pay period following employment. Students, leased employees, and collectively bargained employees (other than collectively bargained employees whose employment is subject to the terms of a collective bargaining agreement which provides for participation in the Plan) are ineligible to participate in the Plan.

b. *Contributions* – Plan participants make contributions during any payroll period for which they receive earnings as eligible employees in an amount equal to but not less than 1% of their earnings. A participating employee's annual before-tax contribution was subject to federal limits of $15,000 in 2006 and $14,000 in 2005. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employee contributions represent tax-deferred compensation and may be invested in the employee's choice of various fund options (each with a different investment objective and risk) in the combination specified by the employee. Employee contributions are made by payroll deduction and transferred to the Plan trustee as soon as practicable following the payroll period in which such amounts are withheld.

   The Corporation and most subsidiaries have an obligation to the trust fund for an amount equal to 75% of employee contributions that do not exceed 6% of the employee's salary. Employer contributions are first applied to the Employee Stock Ownership Plan (ESOP) Fund to set aside a fixed number of shares of Corporation stock (see note 8). If these shares do not satisfy the required employer contribution for the quarter, additional shares of Corporation stock are purchased from the Corporation or on the open market and applied to the Avista Corporation Company Stock Fund. Shares are distributed to the accounts of participants in the proportion that each participant's contribution bears to total employee contributions for that quarter. Employer contributions are made out of current or accumulated earnings of the Corporation.

   The Plan was amended effective August 1, 2005, to provide that company matching contributions are made in the form of cash that is invested as directed by participants from among the investment options offered under the Plan. In addition, each participant may elect to diversify up to 100% of the value of the common stock held in their ESOP account.

NOTE 1 —DESCRIPTION OF THE PLAN (continued):

c. *Participant accounts* – Each participant's account is credited with the participant's contribution and allocations of (a) the Corporation's contribution and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

d. *Vesting* – Participant contributions are 100% vested at all times. Participants vest 100% in the employer matching contribution after one year of service.

e. *Participant loans* – Participants may borrow the lesser of $50,000 or 50% of their vested account balance, but in no case less than $1,000. Interest on the principal balance outstanding is charged at the prime rate plus 1%. Loans, which are secured by the participant's account balance, are repaid by payroll deduction over a term not to exceed five years (10 years for a primary residence loan).

f. *Payment of benefits* – Distributions to participants are permitted for termination, retirement, death, disability, or financial hardship as determined by the Compensation & Organization Committee. A participant with a financial hardship which imposes an immediate and heavy financial need that cannot be reasonably met by other sources may, with the approval of the Compensation & Organization Committee, withdraw a portion of his/her account balance subject to provisions of the Plan. Distributions due to termination shall commence as soon as administratively feasible following the date a participant terminates employment. Distributions may be made in a lump sum, equal annual installments over a period not to exceed 3 years, or monthly installments over not more than 15 years. If the vested amount is less than $1,000, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $1,000, the participant must consent to the distribution before it may be made.

g. *Administration* – The Vanguard Group, Inc., holds and invests Plan assets in accordance with directions from the Employer. Records of participant account activity are processed and maintained by the Vanguard Group, Inc., which also performs other administrative support services for the Plan. Certain administrative functions are performed by officers or employees of the Employer appointed by the Corporation's Board of Directors (Compensation & Organization Committee). No such officer or employee receives compensation from the Plan. Certain expenses of maintaining and administering the Plan are paid out of the assets of the Plan. All remaining administrative expenses are paid directly by the Corporation.

h. *Forfeited accounts* – At December 31, 2006 and 2005, forfeited nonvested accounts totaled $54,227 and $51,748, respectively. These accounts are used first to restore accounts for returning participants, and then are used to reduce the Company's obligations to make contributions under the plan. If there are any excess forfeitures after the Company makes Company matching contributions, the excess amount may be used to pay administrative expenses under the Plan. In 2006, $3,436 of forfeitures were used to restore accounts for returning participants.

NOTE 1 —DESCRIPTION OF THE PLAN (continued):

i. *Voting rights* – Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote any shares on which such instructions have not been received, as well as unallocated shares, proportionately in the same manner as Common Stock for which the Trustee has received voting instructions, unless the trustee determines that to do so would not be consistent with ERISA or a voting participant elects not to have his vote be used in this manner, in which case the Trustee will vote the non-voted or unallocated Common Stock in a manner consistent with ERISA. Fractional shares will be combined to the largest number of whole shares and voted by the Trustee to the extent possible to reflect the voting direction of whole shares by the participants holding fractional shares.

j. *Diversification* – Diversification is offered to participants so that they may have the opportunity to move part of the value of their investment in the Corporation stock into investments which are more diversified. Participants shall at any time be entitled to make an election to diversify up to 100% of the value of the Common Stock held in his ESOP account.

NOTE 2 —SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. *Basis of accounting* – The accounting records of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. An addition is recorded and a receivable established for employer and employee contributions and investment income not received by the Plan prior to the Plan year end. A deduction is recorded and a liability established for obligations incurred in one period but paid in another.

b. *Investment valuation and income recognition* – Investments are stated at fair value, which is determined by using market quotations and other information available at the valuation date. Investments in common/collective trust funds are presented at estimated fair value, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund's net assets by its units outstanding at the valuation date. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Avista Corporation Company Stock Fund includes shares of Avista Corporation and cash, and is reported based on unitized value. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

c. *Payment of benefits* – Benefits are recorded when paid.

d. *Use of estimates* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 —SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

e. *New accounting pronouncements* – As of the year ended December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position (FSP) Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in benefit-responsive investment contracts be presented at fair value in the statements of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statements of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006, and must be applied retroactively to all prior periods presented. The effect of adopting the FSP had no impact on net assets available for benefits or changes in net assets available for benefits, as such investments have historically been presented at contract value.

   In September 2006, FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan is currently evaluating the statement's impact on its financial statements.

NOTE 3 —INVESTMENTS:

As of December 31, 2006 and 2005, the Plan's investments were held by The Vanguard Group, Inc. Investments that represent 5% or more of the Plan's net assets in either year are separately identified:

	December 31,	
	2006	2005
Vanguard Retirement Savings Trust	$ 34,709,212	$ 29,689,109
Artisan International Fund	7,843,831	6,394,297
Champlain Small Company Fund	266,723	71,963
Dodge & Cox Stock Fund	14,587,098	10,716,878
Dodge & Cox International Stock Fund	9,449,275	2,064,558
Julius Baer International Equity Fund	14,736,829	10,150,342
Vanguard 500 Index Fund	38,879,035	34,271,915
Vanguard Mid Cap Index Fund	10,742,515	4,783,609
Vanguard PRIMECAP Fund	10,739,646	9,503,011
Vanguard Small Cap Growth Index Fund	19,650,641	18,304,514

NOTE 3 —INVESTMENTS (continued):

	December 31, 2006	December 31, 2005
Vanguard Small Cap Value Index Fund	$ 5,704,014	$ 4,613,053
Vanguard Total Bond Market Index Fund	13,468,792	10,241,512
Vanguard Wellington Fund	29,096,132	24,086,223
Veracity Small Cap Value Fund	2,035,086	1,349,916
Avista Corporation Company Stock Fund	43,351,392	42,787,010
Self-directed accounts	2,691,226	2,537,352
Participant loans	3,042,440	2,840,569
Total investments at fair value	260,993,887	214,405,831
Adjustment from fair value to contract value for fully benefit-responsive investment	333,995	391,529
Total investments, net	$ 261,327,882	$ 214,797,360

Net appreciation (depreciation) in fair value of the Plan's investments (including investments bought, sold, and held during the year) for the years ended December 31, 2006 and 2005, was as follows:

	Years Ended December 31, 2006	Years Ended December 31, 2005
Mutual funds	$ 15,977,646	$ 5,482,844
Common and preferred stock	16,486,962	462,929
	$ 32,464,608	$ 5,945,773

NOTE 4 —INVESTMENT CONTRACT:

In 1999, the Plan entered into a benefit-responsive investment contract with the Vanguard Group, Inc (Vanguard). Vanguard maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and adjusted for the difference between the fair value and contract value as reported to the Plan by Vanguard. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting rates were approximately 4% for 2006 and 2005. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

NOTE 5 —RELATED-PARTY TRANSACTIONS:

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 6 —PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue Plan contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their respective account balances.

NOTE 7 —INCOME TAX STATUS:

The Plan obtained its latest determination letter in July 2002 in which the Internal Revenue Service stated that the Plan is qualified and the related trust is tax exempt under the appropriate sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 —EMPLOYEE STOCK OWNERSHIP PLAN (ESOP):

In April 1990 an ESOP component was added to the Plan. The Corporation and the trustee executed a promissory note in the amount of $14,125,000 in consideration for 500,000 new shares of Corporation stock that were transferred to an ESOP trust fund (number of shares subsequently doubled due to 2-for-1 stock split). As quarterly principal payments are made against the note, a fixed number of shares is released from the trust fund and transferred to the ESOP fund where they are allocated to Plan participants. The note was repaid over a 15-year term at an annual interest rate of 9.5%. This note has been paid in full as of April 2006.

NOTE 8 —EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) (continued):

The note was collateralized by the unallocated shares of Corporation stock remaining in the trust fund. There were no unallocated shares at December 31, 2006 and 2005, respectively. Allocated portions of the ESOP component of the Plan are as follows:

	December 31,	
	2006	2005
Number of Corporation shares	1,000,000	1,000,000
Cost	$ 14,125,020	$ 14,125,020
Market	$ 17,000,000	$ 17,710,000

Effective January 1, 2006, the Avista Corporation Company Stock Fund is designated an ESOP. Employer and employee contributions into Avista Corporation stock are classified as ESOP contributions.

NOTE 9 — RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in any combination of mutual funds. Investment securities of these types are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

NOTE 10 —RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

Certain participants elected to withdraw from the Plan (e.g., by termination of employment) and were paid subsequent to the Plan's year end. Those withdrawals amounted to approximately $-0- and $152,000 as of December 31, 2006 and 2005, respectively. For financial reporting purposes, those amounts are not included as distributions in the statements of changes in net assets available for benefits until actually paid.

NOTE 10 —RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued):

The Department of Labor requires that participant withdrawals be reported as a liability on Form 5500 in the year the participant withdraws from the Plan. The following is a reconciliation of certain items at December 31, 2006, per the financial statements to Form 5500:

Net assets available for benefits per the financial statements	$ 262,056,758
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(333,995)
Net assets available for benefits per Form 5500	$ 261,722,763
Investment income per the financial statements	$ 42,668,111
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(333,995)
Investment income per Form 5500	$ 42,334,116
Benefits paid to participants per the financial statements	$ 11,672,000
Participant withdrawals payable, beginning of year	(152,000)
Participant withdrawals payable, end of year	-
Benefits paid to participants per Form 5500	$ 11,520,000

SUPPLEMENTAL INFORMATION

Schedule of Assets Held for Investment Purposes — December 31, 2006

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Common/collective trust:		
* Vanguard Retirement Savings Trust	35,043,207 shares	$ 34,709,212
Mutual funds:		
Artisan International Fund	270,570 shares	7,843,831
Champlain Small Company Fund	21,632 shares	266,723
Dodge & Cox Stock Fund	95,055 shares	14,587,098
Dodge & Cox International Stock Fund	216,429 shares	9,449,275
Julius Baer International Equity Fund	348,966 shares	14,736,829
* Vanguard 500 Index Fund	297,718 shares	38,879,035
* Vanguard Mid Cap Index Fund	543,100 shares	10,742,515
* Vanguard PRIMECAP Fund	155,760 shares	10,739,646
* Vanguard Small Cap Growth Index Fund	1,071,464 shares	19,650,641
* Vanguard Small Cap Value Index Fund	334,546 shares	5,704,014
* Vanguard Total Bond Market Index Fund	1,348,227 shares	13,468,792
Veracity Small Cap Value Fund	75,513 shares	2,035,086
* Vanguard Wellington Fund	897,198 shares	29,096,132
Total mutual funds		177,199,617
Common and preferred stock:		
* Avista Corporation	2,415,980 units	43,351,392
Self-directed securities	Various	2,691,226
Total common and preferred stock		46,042,618
Participant loans	Interest rates from 5% to 10.5% per annum; maturity dates from 2006 to 2015	3,042,440
		$ 260,993,887

* Represents party-in-interest to the Plan

Since all investments are participant-directed, cost information is omitted in accordance with instructions for preparation of 2005 Form 5500, Return of Employee Benefit Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President & Corporate Secretary, responsible for administration of The Investment and Employee Stock Ownership Plan of Avista Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane, State of Washington, on June 29, 2007.

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION

By ______________________
Name: Karen S. Feltes
Title: Senior Vice President & Corporate Secretary

EXHIBIT INDEX

Exhibit 23. Independent Auditors' Consent of LeMaster & Daniels, PLLC

Exhibit 23

LeMASTER & DANIELS PLLC

SPOKANE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA
BOISE

ACCOUNTING AND CONSULTING SERVICES

MEMBER OF McGLADREY NETWORK

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 033-054791, 033-31248, 333-33790) of Avista Corporation of our report dated June 6, 2007, appearing in the Annual Report on Form 11-K of the Investment and Employee Stock Ownership Plan for Employees of Avista Corp. for the year ended December 31, 2006.

LeMaster & Daniels PLLC

Spokane, Washington
June 29, 2007

END